ADIRA ENERGY LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

UNAUDITED

U.S. DOLLARS IN THOUSANDS

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ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	June 30,	December 31,
	2013	2012
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,110	$2,394
Restricted deposits	60	1,082
Accounts receivable	286	360
Other receivables and prepaid expenses	913	4,701
Assets held for sale	875	-

Total current assets	4,244	8,537

NON-CURRENT ASSETS:
Property and equipment, net	92	276
Long - term receivables	-	640
Exploration and evaluation assets	5,335	5,887

Total non-current assets	5,427	6,803

Total assets	$9,671	$15,340

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$5,120	$5,841
Other accounts payable and accrued liabilities	2,456	1,476

Total current liabilities	7,576	7,317

LONG-TERM LIABILITIES
Share warrants	-	3,013

Total long-term liabilities	-	3,013

EQUITY:
Share capital	-	-
Additional paid-in capital	34,147	33,966
Accumulated deficit	(32,052)	(28,956)

Total equity	2,095	5,010

Total liabilities and equity	$9,671	$15,340

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT AND LOSS
U.S. dollars in thousands, except share and per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2013	2012	2013	2012
	Unaudited

Revenues and other income	$17	$1,149	$4	$489

Expenses:
Exploration expenses	1,729	538	(164)	156
General and administrative expenses *)	1,878	2,261	406	1,056
Impairment charge	2,486	65	243	-

Total expenses	6,093	2,864	485	1,212

Operating loss	(6,076)	(1,715)	(481)	(723)

Finance income	3,021	8	541	-
Finance expense	(41)	(78)	(28)	(94)

Profit (loss) before income tax expense	(3,096)	(1,785)	32	(817)
Income tax expense	-	(48)	-	(48)

Net comprehensive profit (loss)	$(3,096)	$(1,833)	32	$(865)

Net comprehensive profit (loss) attributed to:
Equity holders of the parent	$(3,096)	$(1,949)	32	$(993)
Non-controlling interests	-	116	-	128

	$(3,096)	$(1,833)	32	$(865)

Basic and diluted net earnings (loss) per share (**) attributable to equity holders of the parent	$(0.05)	$(0.05)	$0.01	$(0.03)

Weighted average number of ordinary shares (**) used in computing basic and diluted net earnings (loss) per share	60,260,318	33,922,772	60,260,318	33,922,772

*) Includes share-based compensation	$181	$422	$106	$165

**) Post Consolidation- See Note 5.

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands, except share data

	Attributable to equity holders of the Company
			Additional			Non-
	Number of	Share	paid in	Accumulated		controlling	Total
	shares (***)	Capital	capital	deficit	Total	interests	Equity
	(Unaudited)

Balance as of January 1, 2012 (audited)	33,922,772	$-	$27,775	$(19,169)	$8,606	$220	$8,826

Shares issued in private placement, net	26,337,546	-	*) 5,215	-	5,215	-	5,215
Investment in equity of subsidiary by non-controlling interests	-	-	-	-	-	550	550
Share-based compensation	-	-	976	-	976	-	976
Net loss and comprehensive loss	-	-	-	(8,554)	(8,554)	(2,003)	(10,557)
Adjustment of non-controlling interests **)	-	-	-	(1,233)	(1,233)	1,233	-

Balance as of December 31, 2012 (audited)	60,260,318	-	33,966	(28,956)	5,010	-	5,010

Share-based compensation	-	-	181	-	181	-	181
Net loss and comprehensive loss	-	-	-	(3,096)	(3,096)	-	(3,096)

Balance as of June 30, 2013 (unaudited)	60,260,318	$-	$34,147	$(32,052)	$2,095	$-	$2,095

	Attributable to equity holders of the Company
			Additional				Non-
	Number of	Share	paid in	Accumulated			controlling	Total
	shares (***)	Capital	capital	deficit		Total	interests	Equity
	(Unaudited)

Balance as of January 1, 2012 (audited)	33,922,772	$-	$27,775	$(19,169	) $	8,606	$220	$8,826

Investment by non-controlling interests	-	-	-	-		-	162	162
Share based compensation	-	-	422	-		422	-	422
Net loss and comprehensive loss	-	-	-	(1,949)		(1,949)	116	(1,833)

Balance as of June 30, 2012 (unaudited)	33,922,772	$-	$28,197	$(21,118	) $	7,079	$498	$7,577

*) Net of issuance expenses of $ 791.
**) Due to assumption of liabilities of a subsidiary.
***) Post Consolidation- See Note 5.
The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands, except share data

	Six months ended		Three months ended
	June 30,		June 30,
	2013	2012	2013	2012
	Unaudited
Cash flows from operating activities:

Net profit (loss)	$(3,096)	$(1,833)	32	$(865)

Adjustments to reconcile net profit (loss) to net cash used in operating activities:

Adjustments to the profit or loss items:

Exchange differences on balances of cash and cash equivalents	10	(7)	5	22
Depreciation	94	47	68	24
Impairment charge for exploration and evaluation assets	2,870	65	627	-
Revaluation of warrants	(3,013)	-	(543)	-
Share-based payment	181	422	106	165

	142	527	263	211
Changes in asset and liability items:

Decrease (increase) in accounts receivable, other receivables and prepaid expenses	3,911	(3,712)	256	(1,780)
Increase (decrease) in trade payables	(721)	1,609	(1,391)	(181)
Increase (decrease) in other accounts payable and accrued liabilities	78	1,504	(85)	1,202

	3,268	(599)	(1,220)	(759)

Net cash provided by (used in) operating activities	314	(1,905)	(925)	(1,413)

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2013	2012	2013	2012
	Unaudited

Cash flows from investing activities:

Expenditure on exploration and evaluation assets	(2,638)	(3,482)	(122)	(2,703)
Proceeds from sale of equipment and other assets	1,028	-	1,028	-
Purchase of property and equipment	-	(48)	-	-
Decrease in restricted deposits	1,022	100	1,007	3

Net cash provided by (used in) investing activities	(588)	(3,430)	1,913	(2,700)

Cash flows from financing activities:

Investment in equity of subsidiary by non- controlling interests	-	162	-	99

Net cash provided by financing activities	-	162	-	99

Exchange differences on balances of cash and cash equivalents	(10)	7	(5)	(22)

Increase (decrease) in cash and cash equivalents	(284)	(5,166)	983	(4,036)
Cash and cash equivalents at the beginning of the period	2,394	8,094	1,127	6,964

Cash and cash equivalents at the end of the period	$2,110	$2,928	$2,110	$2,928

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Nature of operations:

Adira Energy Ltd. and its subsidiaries ("Adira" or "the Company"), is an oil and gas early-stage exploration company. These financial statements have been prepared in a condensed format as of June 30, 2013 and for the six months then ended ("interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2012 and for the year then ended and the accompanying notes. The interim consolidated financial statements were approved for issuance by the Board of Directors on August 21, 2013.

b.	Financial position:

As reflected in the consolidated financial statements, as of June 30, 2013, the Company had an accumulated deficit of $32,052. The Company is an early-exploration stage company and its operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. There can be no assurance that the Company will be able to continue to raise funds from the aforementioned sources in which case the Company may be unable to meet its obligations. These factors raise substantial doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting".

The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

ADIRA ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT EVENTS DURING REPORTING PERIOD

a.	Gabriella license:

Between July 2012 and January 2013, various agreements have been entered into on the Gabriella License for the purpose of drilling the first exploration well, including a drilling contract (the "Drilling Contract") between Modiin Energy Limited Partnership ("MELP") and Noble International Ltd ("Noble Drilling") to secure access to a drilling unit rig (the "Rig"), a Memorandum of Understanding ("MOU") between Adira Israel and MELP, pursuant to which the Adira Israel agreed to provide its working interest share of the collateral due to Noble Drilling, and an agreement between Adira Israel, MELP and Brownstone Energy Inc (“Brownstone”) (the "Gabriella 2012 Agreement" and together with the Drilling Contract and the MOU, the "Gabriella Drilling Agreements"), wherein certain terms regarding the parties' use of the Rig were revised. The attempted drilling of the first exploration well, however, was not accomplished. Adira Israel and MELP had similarly alleged that the other was in default of various obligations under the Gabriella

Joint Operating Agreement (“Gabriella JOA”)and certain Gabriella Drilling Agreement. Accordingly, on February 11, 2013, Adira Israel, in its capacity as operator under the Gabriella JOA, suspended operations on the Gabriella License due to lack of funding and lack of reasonable expectation of funding to meet certain work program obligations. On June 30, 2013, Adira Israel entered into a settlement and release agreement (the "Settlement Agreement") with MELP and Brownstone to resolve the abovementioned disputes and the related suspension of operations on the Gabriella License. The Settlement Agreement was approved by MELP's unit holders on July 8, 2013 (the "Settlement Agreement Effective Date"). Pursuant to the Settlement Agreement, the Gabriella License participants have agreed to waive and release each other from any claims and demands that they may have against each other with respect to the Gabriella License. The Agreement further provides that the Gabriella License participants will fund their proportionate share of costs associated with the Gabriella License incurred in connection with the attempted drilling of the first exploration well. Adira Israel's share of the costs total as of June 30, 2013 to approximately $3,300 (the "Settlement Costs") and is payable in stages over a 60-90 day period from the Settlement Agreement Effective Date. The Settlement Agreement also provides the Gabriella License participants with tag-along rights for a period of one year from the Settlement Agreement Effective Date to participate in any farm out of their participating interests in the Gabriella License consummated by the other participants. In addition, Adira Israel agreed to relinquish several entitlements under the agreement signed in January 2010 for the transfer of 70% Adira Israel's participating interests in the Gabriella License to MELP ("the Gabriella 2010 Agreement") and certain Gabriella Drilling Agreements, including, but not limited to, its option to reacquire from MELP a 15% participating interest in the Gabriella License and management fee, and agreed to reduce its overriding royalty interest ("ORRI") from 5.25% to 2.625%. The Settlement Agreement preserves the option granted to MELP to purchase from Adira Israel a 15% participating interest in the Yitzhak License and Adira Israel's option to acquire a 15% participating interest in the Yam Hadera License from MELP pursuant to the Gabriella 2012 Agreement.

ADIRA ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT EVENTS DURING REPORTING PERIOD (Cont.)

The Settlement Agreement also provides that the parties will work together to secure a new operator, under certain terms and conditions, and that Adira Israel will only be entitled to operator fees under the Gabriella JOA for the period following December 31, 2012, to the extent that Adira Israel pays the Settlement Costs in full. In addition, upon payment of the Settlement Costs, Adira Israel will no longer be entitled to management fees from Modi’in Management (1992) Ltd ("MEGP"), pursuant to the Gabriella 2010 Agreement and will be entitled to $286 of the management fees payable for the period through December 31, 2012.

As of June 30, 2013, the Company has recorded a liability for the Settlement Costs, net of the management fees in the approximate amount of $ 3,000.

Pursuant to the Settlement Agreement, in the event that Adira Israel does not pay the Settlement Costs, at MELP's request, Adira Israel may withdraw from the Gabriella JOA, assign its participating interest in the Gabriella License to the remaining Gabriella License participants and relinquish its remaining ORRI.

During 2012, Adira Israel received an extension of the Gabriella license to September 2013, including extension of certain milestones.

On June 30, 2013, Adira Israel applied for an extension of the milestone date for the execution of a drilling contract to February 28, 2014, and the spudding of the first well to December 31, 2014. As of the date of the approval of these financial statements, Adira Israel has not received any response from the Ministry of Energy and Water Resources of the State of Israel ("the Ministry").

b.	Yitzhak license:

On June 30, 2013, Adira Israel applied for an extension of the milestone date for the execution of a drilling contract of the Yitzhak license from June 30, 2013 to September 28, 2014 and the spudding of the first well from October 30, 2013 to June 30, 2015.

As of the date of the approval of these financial statements, the Company did not receive any response from the Ministry.

c.	Samuel license:

On March 27, 2013, Adira GeoGlobal Ltd ("AGG"), a wholly owned subsidiary of the Company, applied for an extension of the milestone date for the execution of a drilling contract of the Samuel license from March 31, 2013 to March 31, 2014 and the date of the spud of the first well from April 30, 2013 to September 30, 2014. As of the date of the approval of these financial statements, the Company did not receive any response from the Ministry.

ADIRA ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:	EXPLORATION AND EVALUATION ASSETS

In 2012, Adira Israel commenced the drilling plan with the first well to be drilled on each of the Gabriella, Yitzhak and Samuel licenses.

a.	Gabriella:

Adira's proportionate share of the Gabriella license is as follows:

	June 30,	December 31,
	2013	2012
	Unaudited	Audited

Cash and cash equivalents	$16	$475
Prepaid expenses and other receivables	600	335
Exploration and evaluation assets	2,572	2,646
Trade payables and provisions	(640)	(512)

	$2,548	$2,944

	Six months ended
	June 30,
	2013	2012
	Unaudited

Exploration expenses*)	$1,453	$44

*)

Expenses include costs that were incurred during the period which are no longer being capitalized to exploration and evaluation assets following the decision to suspend operation on the Gabriella license.

Following the suspension of the Gabriella License operations, as described in Note 3, Adira Israel recorded a $ 2,699 non-cash impairment charge in the six months ended June 30, 2013 arising from the write-off of exploration and evaluation assets specifically related to the drilling of the first well of the Gabriella License.

ADIRA ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:	EXPLORATION AND EVALUATION ASSETS (Cont.)

b.	Yitzhak:

Adira's proportionate share of the Yitzhak license is as follows:

	June 30,	December 31,
	2013	2012
	Unaudited	Audited

Cash and cash equivalents	$22	$2
Prepaid expenses and other receivables	-	103
Exploration and evaluation assets	2,713	2,328
Trade payables	(48)	(124)

	$2,687	$2,309

	Six months ended
	June 30,
	2013	2012
	Unaudited

Exploration expenses	$2	$85

c.	Samuel:

Adira's proportionate share of the Samuel license is as follows:

	June 30,	December 31,
	2013	2012
	Unaudited	Audited

Cash and cash equivalents	$12	$7
Prepaid expenses and other receivables	338	765
Assets held for sale	875	-
Exploration and evaluation assets	-	875
Trade payables	(705)	(1,211)

	$520	$436

	Six months ended
	June 30,
	2013	2012
	Unaudited

Exploration expenses	$40	$107

ADIRA ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:	EXPLORATION AND EVALUATION ASSETS (Cont.)

d.

Exploration expenses include also exploration expenses related to the Eitan license and other expenses which were incurred by Adira and were not charged to its license partners, in accordance with the terms and conditions set forth in the partnership agreements. These exploration expenses amounted to $ 234 and $ 302 for the six months ended June 30, 2013 and 2012.

NOTE 5:-	SUBSEQUENT EVENTS

On July 1, 2013, the Company signed a non-brokered private placement (the "Private Placement") agreement for the sale of 61,728,395 post-Consolidation (as defined below) Common Shares with Pelagic Investments Limited ("PI") for gross proceeds of $5,000. The Private Placement is expected to close on or about August 30, 2013. In connection with the Private Placement, on August 9, 2013, the Company completed a consolidation of the Common Shares on the basis of one post-consolidation Common Share for every three pre-consolidation Common Shares (the "Consolidation"). Earnings per share for all periods presented have been retrospectively adjusted to reflect the decrease in number of shares outstanding after the consolidation.

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